Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.

SUPPLEMENT NO. 9 DATED APRIL 8, 2011
TO THE PROSPECTUS DATED JULY 9, 2010

This document supplements, and should be read in conjunction with, our prospectus dated July 9, 2010, as supplemented by Supplement No. 7 dated March 10, 2011, and Supplement No. 8 dated March 24, 2011, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 9 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 9 is to disclose:

•	the status of our public offering;

•	our potential acquisition of a multifamily property located in Louisville, Kentucky; and

•	changes to our management and the management of our advisor.

Status of Our Public Offering

We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of March 31, 2011, we had received and accepted investors’ subscriptions for and issued 855,824 shares of our common stock in our public offering, resulting in gross offering proceeds of approximately $8,502,618, including 11,583 shares of common stock issued pursuant to our distribution reinvestment plan, for gross offering proceeds of approximately $110,038.

As of March 31, 2011, approximately 149,155,759 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2012, unless extended, or the date on which the maximum amount has been sold.

Potential Property Acquisition

On March 15, 2011, our board of directors authorized our officers to pursue the potential acquisition of Arbor Pointe Apartments, a multifamily property located in Louisville, Kentucky. Arbor Pointe Apartments was built in 1995 and consists of 60 two-bedroom, garden style apartments and 70 three-bedroom townhouses. Unit amenities include a fully equipped kitchen, central air conditioning and patio for ground floor units. Common area amenities include a swimming pool, playground and community room. Arbor Pointe Apartments is located in the Hurstbourne Acres submarket of Louisville with easy access to a wide selection of retailers. As of March 15, 2011, occupancy at Arbor Pointe Apartments was approximately 96%.

An affiliate of our advisor has entered into an agreement to purchase Arbor Pointe Apartments for $7,395,059. Subject to the conditions set forth below, we expect that the purchase agreement will be assigned to a wholly-owned subsidiary of our operating partnership prior to the closing of the acquisition. We anticipate funding the acquisition of Arbor Pointe Apartments with the proceeds from our public offering and third party financing. The assignment of the purchase agreement and our acquisition of Arbor Pointe Apartments are subject to substantial conditions to closing, including our ability to raise sufficient capital in our ongoing public offering to fund a portion of the purchase price, our ability to obtain appropriate financing for the acquisition on acceptable terms and the absence of material adverse developments at the property. Due to the substantial conditions to close, there is no assurance that we will close the acquisition of Arbor Pointe Apartments on the terms described above or at all.

Changes to Our Management and the Management of Our Advisor

On March 28, 2011, James M. Kasim notified us of his resignation from his positions as our Chief Financial Officer and Treasurer, effective as of March 28, 2011. Mr. Kasim also resigned from his positions as Chief Financial Officer and Treasurer of our advisor, Steadfast Income Advisor, LLC, effective as of March 28, 2011.

Mr. Kasim is currently involved in legal proceedings related to his prior employment. Specifically, Mr. Kasim filed a civil lawsuit against his former employer for wrongful termination and other grounds. The former employer filed a counterclaim against Mr. Kasim seeking damages for breach of fiduciary duty, conversion and breach of contract. On March 17, 2011, a criminal warrant for grand theft was filed against Mr. Kasim in California Superior Court, County of Los Angeles, which alleged that Mr. Kasim took unauthorized compensation while at his former employer. Mr. Kasim denies the allegations contained in the counterclaim to the civil suit and the criminal charge, and has retained legal counsel to vigorously defend the claims against him.

Mr. Kasim has been placed on administrative leave from all other positions with Steadfast Companies as of March 28, 2011. On March 31, 2011, the Audit Committee of our board of directors initiated an investigation in response to the recent announcement related to Mr. Kasim. The Audit Committee engaged an outside law firm and a large, national independent accounting and auditing firm to assist in the investigation. At the direction of the Audit Committee, the procedures of the investigation included conducting interviews, analyzing certain transactions and assessing the related internal controls that were in place during Mr. Kasim’s tenure as our Chief Financial Officer. This investigation was completed on April 7, 2011, and the results were provided to the Audit Committee. The Audit Committee was advised that nothing was discovered that would adversely impact the integrity of our financial statements. The Audit Committee discussed the results of the investigation with Ernst & Young LLP whose report on our financial statements for the year ended December 31, 2010 is included in Prospectus Supplement No. 8, filed with the SEC on March 24, 2011.

On March 31, 2010, our board of directors appointed Kevin J. Keating as our Treasurer. Mr. Keating is serving as our principal financial and accounting officer and as the acting Chief Accounting Officer of our advisor.

Kevin J. Keating, age 48, has served as the corporate controller for our advisor since January 2011 where he has focused primarily on the accounting function and compliance responsibilities for us and our advisor. Prior to joining our advisor, Mr. Keating served as Senior Audit Manager with BDO, USA, LLP (formerly BDO Seidman, LLP), an accounting and audit firm, from June 2006 to January 2011. From June 2004 to June 2006, Mr. Keating served as Vice President and Corporate Controller of Endocare, Inc., a medical device manufacturer. Mr. Keating has extensive experience working with public companies and served an Assistant Controller and Audit Manager for Ernst & Young, LLP from 1988-1999. Mr. Keating holds a Bachelor of Science, Accounting from St. John’s University and is a certified public accountant.

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